Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: April 17, 2025

Events.com Acquires Iconic La Jolla Concours d’Elegance

Landmark Automotive Event to Continue Under Local Leadership, Guided by La Jolla Historical Society to Propel Growth and Legacy

LA JOLLA, CA – April 17, 2025 – Events.com, a global leader powering the experience economy through event discovery, management, sponsorship, and AI-driven insights., announced today that is has acquired the La Jolla Concours d’Elegance, one of the most exciting automotive showcases and lifestyle events in the industry. This marks a new chapter for the beloved multi-day event, which has grown into one of the most prestigious automotive experiences in the world.

Events.com and the La Jolla Historical Society, both based on Prospect Street in La Jolla, California, are proud neighbors with a shared dedication to the longstanding mission and vision of the La Jolla Concours d’Elegance. United by a commitment to the community, both organizations work together to ensure the event continues to benefit and enrich La Jolla for years to come. The La Jolla Concours d’Elegance will now have access to enhanced infrastructure and operational support, including streamlined ticketing, sponsorship, and marketing tools, improved digital engagement, and optimized operations. As the event continues to scale, Events.com’s platform will make it easier than ever for attendees, sponsors, and partners to connect with the La Jolla Concours d’Elegance—ensuring a smoother experience and laying the groundwork for long-term growth.

“The La Jolla Concours d’Elegance is a truly iconic event in the automotive world, and we are honored to help power its next chapter,” said Mitch Thrower, 31-year La Jolla resident, CEO, Chairman, and Co-Founder of Events.com. “After 19 years of visionary leadership by Co-Chairs Michael Dorvillier and Robert Kerner, and the tireless efforts of the dedicated volunteer committee, the La Jolla Concours d’Elegance has become a world-class event. We’re committed to carrying this legacy forward—growing its impact, making every visit memorable, and keeping it a vital part of La Jolla for years to come.”

The La Jolla Historical Society, which has long stewarded the event, will continue to play a key guiding role and will remain the primary charitable beneficiary. The event’s dedicated volunteer committee and Co-Chairs Michael Dorvillier and Robert Kerner will remain in place, maintaining the passion, authenticity, and quality that have defined the La Jolla Concours d’Elegance since its inception. Proceeds from the La Jolla Concours d’Elegance to date have enabled the La Jolla Historical Society to expand its service to the community through its free exhibitions and public programs, deepening the connection between the event and the local community.

Dorvillier commented, "As Chairman of the La Jolla Concours D'Elegance, I am incredibly proud of the dedicated team of volunteers who work to bring this event to life each year. Our goal was to create one of the top Concours in the United States while celebrating and supporting both the car culture community and the vibrant, unique community of La Jolla, CA. Thanks to the horsepower provided by Events.com, we can continue this journey and ensure the event's success while also supporting our charity, The La Jolla Historical Society. Together, we are preserving the rich history of La Jolla while celebrating the passion for automotive excellence.”

“We’re thrilled that this partnership will allow the Concours to continue to thrive and benefit both the community of La Jolla and the La Jolla Historical Society. We’re grateful to Events.com for their commitment to making this event a continued success,” said La Jolla Historical Society Executive Director Lauren Lockhart.

Celebrating nearly two decades, the 2025 event will be held from April 25 – 27 at the picturesque shores of La Jolla, offering an unforgettable weekend of luxury, nostalgia, and world-class design for everyone - from seasoned collectors and automotive enthusiasts to those discovering the beauty of classic cars for the first time.

“Our team has been working for months alongside the La Jolla Historical Society and the amazing Concours volunteers on this year’s event,” added Events.com Executive Producer Paul Thornton. “To date, all sponsorships are sold out, all hospitality suites are sold out, and ticket sales are well ahead of any prior year – setting up this year’s Concours for its best year ever.”

This announcement comes at an exciting time for Events.com as its continues its expansion into the California festival and events landscape, building on a series of recent strategic acquisitions that have included the Temecula Valley Balloon & Wine Festival and the Wonderfront Music & Arts Festival. Events.com is poised to further elevate its influence in the region, offering cutting-edge event technology and services to both longstanding and emerging events.

Events.com is preparing for its potential public debut following its previously announced business combination with Concord Acquisition Corp. II (OTCQX: CNDA), a publicly traded special purpose acquisition company, which is expected to close in 2025, subject to the satisfaction or waiver of customary closing conditions.

For tickets and more information, visit lajollaconcours.com ..

For more information about Events.com, please visit Events.com.

-ENDS-

About Events.com

Events.com powers a two-sided marketplace and platform that helps passionate individuals create, promote, discover, and enjoy events. Events.com's platform helps event organizers seamlessly execute their events and allows event goers to discover, interact, and transact with the events they love. The Company offers a robust ecosystem that supports millions of event creators worldwide, catering to various interests. From the prestigious All-In Summit, the world's leading podcast for business, technology, and investing, to the to the Rise Festival launching lantern in the Mojave Dessert outside of Las Vegas, the event calendar on NewYork.com, the transformative Archangel Summit, and movie experiences at the iconic Mayfair Theatre in Ottawa—Events.com technology is the driving force behind unforgettable moments worldwide.

For more details, visit events.com.

About La Jolla Concours d’Elegance

Recognized globally as one of the finest classic automobile showcases, the La Jolla Concours consistently draws discerning car enthusiasts from around the world. The 19th Annual La Jolla Concours proceeds will go towards the La Jolla Historical Society, which preserves the rich history of the village of La Jolla. In addition to the La Jolla Historical Society, the La Jolla Concours benefits several additional local community non-profit partners each year. For more information, to obtain a registration form, or to purchase tickets to the featured weekend events, please visit www.lajollaconcours.com.

Events.com Investor and Media Contact:
Gateway Group, Inc.
949.574.3860
events.com@gateway-grp.com

La Jolla Concours d’Elegance event video: https://youtu.be/twRpAy2qmLM?feature=shared

Art and Logos
You may download the logos from Events.com here.
You may download the La Jolla Concours d’Elegance 2025 Press Kit here.

Important Information for Investors and Shareholders

In connection with the proposed business combination, CNDA intends to file with the Securities Exchange Commission(the “SEC”) , which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of CNDA’s common stock in connection with CNDA’s solicitation of proxies for the vote by CNDA’s stockholders with respect to the proposed business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, CNDA plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of CNDA as of a record date to be established for voting on the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that the combined company (“PubCo”) or CNDA may file with the SEC. Before making any investment or voting decision, investors and security holders of CNDA and Events.com are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about, Events.com, CNDA, and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and CNDA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and CNDA may be obtained free of charge from CNDA’s website at cnda.concordacquisitioncorp.com or by directing a request to Jeff Tuder, Chief Executive Office, 477 Madison Avenue New York, New York 10022; Tel: (212) 883-4330. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Events.com, CNDA, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from CNDA’s stockholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of CNDA’s directors and executive officers, please refer to CNDA’s annual report on Form 10-K filed with the SEC on March 1, 2024, and Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of CNDA’s stockholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.